December 7, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Real Estate Restoration and Rental, Inc.
        Registration Statement on Form S-1
        Filed October 13, 2010
        File No. 333-169928

Dear Mr. Owings,

We represent Real Estate Restoration and Rental, Inc. (“Real Estate Restoration” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 10, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on October 13, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties.  However, your disclosure shows that you had no assets as of June 30, 2010, other than cash of $141,125 and prepaid expenses of $2,500, no revenues, no operations and no contracts regarding the company’s proposed business.  Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing.  In addition, the costs of this offering are $41,512.85,  It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.  Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  If you believe you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.  We offer the following comments to help you revise your disclosure.

Answer:  The Company does not believe that it needs to comply with Rule 419 since it is not a blank check company because it has a specific business plan and has moved forward with its business operations. Specifically the Company, while in the development stage, is proceeding with its business plan to indentify suitable properties to manage. The Company has taken certain steps in furtherance of this business plan including attempting to meet with real estate development companies and hedge funds regarding the Company’s proposed business operation. Since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the S-1 has not been revised to comply with Rule 419.

2.
We note that your plan of business is primarily that of acquiring and holding for investment real estate or interests in real estate.  Therefore, it appears your registration statement should be filed on Form S-11, not on Form S-1.  Please revise or advise.

Answer:  The Company does not believe its registration statement on Form S-11.  The company does not believe it’s operations qualify as a real estate investment trust and also does not believe its business operations fall primarily under the umbrella of acquiring and holding for investment real estate or interests in real estate or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment. The Company’s principal business is the management of real estate properties.  The operations include managing and rehabilitating vacation and rental properties.   The Company will operate the properties as the property manager and is also pursuing opportunities in green energy solutions by purchasing green energy companies for our portfolio of managed properties or by licensing green energy solutions from such companies.

3.
It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C.  We note that this registration statement was filed a short period after the selling shareholders had purchased their shares and that the amount of shares offered for resale appears to be all of the shares outstanding held by non-affiliates.  In light of these factors, please provide us an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer.  Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Answer:  The number of shares being registered by the selling shareholders has been reduced to 566,500.

4.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Answer:  There are no graphics, maps, photographs or other artwork including logos that the Company intends to use in the prospectus.

5.
Please provide us with highlighted copies of any study or report that you cite or on which you rely.  Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Answer:  Copies of these reports have been supplementally provided. All of these reports are public information and were not prepared for or paid for by the Company.

Table of Contents

6.	Please remove the Part II information from the table of contents unless you intend to include this information in the prospectus.

Answer:  This information has been removed from the Table of Contents.

Prospectus Summary, page 1

7.	Please revise your summary to discuss briefly your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern.

Answer:  The summary has been revised to include disclosure of our auditor opinion that there is substantial doubt of the Company’s ability to continue as a going concern.

8.	Within this section, please discuss your current operations and whether you currently own any vacation and rental properties.

Answer:  The current disclosure has been updated to reflect that the Company does not own any vacation or rental properties.

Risk Factors, page 4

9.
We note that your auditors have issued a going concern opinion.  Please include a risk factor which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

Answer:  A risk factor has been included which discusses the substantial doubt about the Company’s ability to continue as a going concern.

10.
We note that you currently have no revenues and sustained net losses of $37,925 for the period from your inception through June 30, 2010.  We also note  your disclosure on page 13 that management is finding that bringing distressed property acquisition deals to a close takes much longer than first anticipated and that once acquired you plan to complete necessary renovation work on your properties.  Please include a separate risk factor that discusses your current lack of revenue and given the significant time required to execute your plan of business, you may not experience any positive revenues for the foreseeable future.

Answer:  A risk factor has been added that discusses our current lack of revenue and the fact that we may not experience any positive revenues for the foreseeable future.

11.
Please note that when you use industry-specific terms, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean.  Please make revisions here, and throughout your prospectus as needed.  In particular, please revise this section to clarify what you mean by the following abbreviations:

•	“REOs,” page 4; and

•	“ARM,” page 6.

Answer:  Industry specific terms have been defined to provide understanding to investors who are unfamiliar with the Company’s industry.

12.
Please revise your risk factor subheadings so that each one conveys the specific risk to you.  Currently, some of your subheadings merely state a general risk or a fact about your business.  For example purposes only, we note the following subheadings:

•	“Foreclosure laws in North and South Carolina,” page 5;

•	“Uncertainty in the lending industry,” page 5;

•	“Uncertainty in the government sector,” page 5; and

•	“Softening in the real estate market,” page 6.

Answer:  The risk factor subheadings have been revised to convey the specific risk applicable to the Company.

“We have limited operating history…” page 4

13.
Please note that each risk factor should address a single material risk in a concise manner.  It appears that this risk factor is addressing multiple risks, including the risk that you have little operating history, risks and difficulties inherent in introducing new products and services, and risks related to managing properties properly.  To the extent that any of the risks are significant enough to warrant separate risk factors, please revise accordingly.

Answer:  The risk factors have been revised to address a single material risk in a concise manner.

“We may face difficulties in finding suitable properties,” page 4

14.
We note that this risk factor states that the Company will be expending a significant percentage of the proceeds of this Offering for business development efforts with lenders.  We further note that in “Use of Proceeds,” on page 9, you state that the Company will not receive any proceeds from the sale of common stock by the selling security holders.  Please revise your prospectus to remove any reference to your use of the proceeds of this offering for business development.  Please also revise your disclosure on page 14 and elsewhere as applicable.

Answer:  The prospectus has been revised to remove references to the use of proceeds by the Company.

“Foreclosure laws in North and South Carolina,” page 5

15.
We note that you indicate that foreclosures in North Carolina are handled through court proceedings and do not involve court action.  Please revise to describe the foreclosure laws in North and South Carolina as the subheading suggests.

Answer:  The risk factor has been revised to discuss foreclosure laws in North and South Carolina.

“Uncertainty in the governmental sector,” page 5

16.	Please expand this risk factor to clarify how falling interest rates or mortgage assistance to holders at risk of foreclosure could adversely affect the company’s business.

Answer:  The risk factor has been revised to clarify risk of falling interest rates to the Company’s business.

“You will experience dilution of your ownership interest,,,,” page 7

17.
We note your statement that the future issuance of additional shares may create downward pressure on the trading price of your common stock.  We further note your statement that you may issue shares at a price below the price at which shares of your common stock are quoted on the OTCBB.  Please revise the statements here and throughout your prospectus to clarify that there is currently no public market for your shares.

Answer:  We have updated the statements to clarify that there is currently no public market for the Company’s shares.

Dilution, page 9

18.
We note that this registration statement is being filed to register shares to be sold at $0.10 per share.  During the past year you have issued shares to your founder for $0.0001 per share.  As such, please revise to provide all the information required by Item 506 of Regulation S-K.

Answer:  The Company has included the following in the Dilution Section:

Dilution represents the difference between the offering price of the shares of common stock and the net tangible book value per share of common stock immediately after completion of the offering.  The shares of common stock offered hereunder are issued and outstanding and will be sold by the selling security holders at a price of $.10 per share until the Company’s common stock is quoted on the OTC Bulletin Board.  Thereafter the selling security holders will sell at prevailing market prices.  The net tangible book value per share of the Company’s common stock prior to the offering hereunder is $0.02 per share, and after the offering hereunder will be $0.02 per share, determined by dividing the net tangible book value (tangible assets minus liabilities) by the number of shares of common stock outstanding before and after the offering hereunder.

19.	We note your reference to “Item 7” within this section. Please revise to clarify.

Answer:  The reference to Item 7 has been removed.

Description of Business, page 13

20.	Within this section, please disclose whether you have identified any specific properties for acquisition and the location of those properties.

Answer:  The section has been updated to disclose that no specific properties have been identified for acquisition.

21.
We note your plan of business is to rent your properties on a seasonal basis, but that you also plan to explore other business opportunities such as green energy solutions for your properties and potential resale to other property owners.  Please revise your disclosure to clarify whether you plan to sell your properties, once improved with green energy solutions, to other property owners or whether you plan to license your green energy solutions to other property owners.

Answer:  The disclosure has been revised to indicate that the Company may license or resell improved green energy solutions.

22.	Please discuss the extent to which the business is or may be seasonal. We note that you indicate that you intend to rent properties on a “seasonal basis.” Please revise to clarify.

Answer:  An updated disclosure of the seasonal business has been included.

23.	We note your assertion that one-quarter of the vacation homes sold recently in a 30-day period at Topsail Island, NC were REO properties. Please revise to provide support for your assertion.

Answer:  The disclosure has been updated to reflect that this information was received from local realtors.

Employees, page 14

24.	Please revise this section to include the number of hours per week that Mr. Coker is expected to devote to your business.

Answer:  The number of hours worked by Mr. Coker has been included in the revised Employees section.

Management’s Discussion and Analysis of Financial Condition….page 16

25.
Please expand company’s plan of operations for the remainder of the fiscal year and for the first six months of the next fiscal year.  Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Answer:  The Plan of Operations has been revised to include a discussion for the remainder of the fiscal year and for the six months of the next fiscal year.

Capital Resources and Liquidity, page 17

26.
Given your auditor’s going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months.  For example, if you plan to issue additional equity, you should disclose your plans to do so.  If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

Answer:  A revised discussion concerning the sources of liquidity for the next 12 months has been included.

27.
We note your disclosure within this section that you completed your private placement offering on June 8, 2010.  Please reconcile this with your disclosure on page 9 which states that your private placement offering pursuant to Regulation D, Rule 506 completed on September 2, 2010.   Revise for consistency throughout your prospectus.

Answer:  The disclosure has been corrected to reflect that the private placement was completed on June 8, 2010.

Directors, Executive Officers, Promoters and Control Persons, page 17

28.
Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that Ms. Lovig and Mr. Coker should serve as directors for the registrant.  See Item 401(e) of Regulation S-K.

Answer:  The specific experience and qualifications of Ms. Loving and Mr. Coker has been included in this section.

29.	It appears you have omitted the information required by Item 407(a) of Regulation S-K. Please revise to include this information.

Answer:  Disclosure has been included stating that the Company’s directors are not independent.

30.
We note that you do not have a separately designated audit, nominating or compensation committee.  Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Answer:  The Company has added disclosure that there is currently no separately designated audit, nominating or compensation committees and there are no current plans to form such committees.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

31.
Please identify your promoters within this section and the nature and amount of anything of value received or to be received directly or indirectly by each promoter.  Refer to Item 404© of Regulation S-K.

Answer:  The Company has added disclosure stating that Ms. Lovig may be deemed a promoter.

Where you can find Additional Information, page 20

32.	Please state whether you will voluntarily send an annual report and whether the report will include audited financial statements. See Item 101(h)(5)(ii) of Regulation S-K.

Answer:  The information required by Item 101(h)(5)(ii) of Regulation S-K has been included.

Exhibits and Financial Statements Schedules, page II-3

33.
We note that you have filed the consent of your auditors as Exhibit 23.2 to your registration statement; however, on your exhibit table on page II-3, the auditors consent is listed as Exhibit 23.1.  Please reconcile.

Answer:  The exhibit filings have been corrected.

Signatures, page II-5

34.	Please include the signature of your controller or principal accounting officer. See the Instructions to Signatures on Form S-1 for guidance.

Answer:  The signature of the Company’s Principal Accounting Officer has been included in the amended Registration Statement.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin